UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Milestone Scientific Inc.
(Name of Issuer)

Common Stock, $0.001 Par Value per Share
(Title of Class of Securities)

59935P100
(CUSIP Number)

May 21, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☑	Rule 13d-1(c)

☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No .	59935P100	Page 2 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Debra Ginsberg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		United States
NUMBER OF SHARES	5	SOLE VOTING POWER	80,000
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	80,000
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		80,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9.17%
12	TYPE OF REPORTING PERSON		IN

CUSIP No .	59935P100	Page 3 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Debra Ginsberg, Trustee
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Florida
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON		OO

CUSIP No .	59935P100	Page 4 of 9

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)		Robert Gintel Revocable Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION		Florida
NUMBER OF SHARES	5	SOLE VOTING POWER	0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER	0
EACH REPORTING	7	SOLE DISPOSITIVE POWER	0
PERSON WITH:	8	SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON		0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES		☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9		0
12	TYPE OF REPORTING PERSON		OO

CUSIP No .	59935P100	Page 5 of 9

Item 1(a).	Name of Issuer:

Milestone Scientific Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

220 South Orange Avenue Livingston NJ 07039

Item 2 (a).	Name of Person Filing

Debra Ginsberg

Item 2 (b)	Address of Principal Business Office or, if None, Residence:

6013 Greatwater Drive
Windermere, FL 34786

Item 2 (c)	Citizenship:

U.S.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.001 Par Value Per Share

Item 2 (e)	CUSIP Number:

59935P100

CUSIP No .	59935P100	Page 6 of 9

Item 1(a).	Name of Issuer:

Milestone Scientific Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

220 South Orange Avenue Livingston NJ 07039

Item 2 (a).	Name of Person Filing

Debra Ginsberg, Trustee

Item 2 (b)	Address of Principal Business Office or, if None, Residence:

6013 Greatwater Drive
Windermere, FL 34786

Item 2 (c)	Citizenship:

U.S.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.001 Par Value Per Share

Item 2 (e)	CUSIP Number:

59935P100

CUSIP No .	59935P100	Page 7 of 9

Item 1(a).	Name of Issuer:

Milestone Scientific Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

220 South Orange Avenue Livingston NJ 07039

Item 2 (a).	Name of Person Filing

Robert Gintel Revocable Trust

Item 2 (b)	Address of Principal Business Office or, if None, Residence:

6013 Greatwater Drive
Windermere, FL 34786

Item 2 (c)	Citizenship:

U.S.

Item 2 (d)	Title of Class of Securities:

Common Stock, $0.001 Par Value Per Share

Item 2 (e)	CUSIP Number:

59935P100

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

CUSIP No .	59935P100	Page 8 of 9

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

80,000

(b)	Percent of class:

.17%

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

80,000

(ii) Shared power to vote or to direct the vote

(iii) Sole power to dispose or to direct the disposition of

80,000

(iv) Shared power to dispose or to direct the disposition of

CUSIP No .	59935P100	Page 9 of 9

Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Item 8.	Identification and Classification of Members of the Group.

Item 9.	Notice of Dissolution of Group.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 19, 2020

Signature:	/s/ Debra Ginsberg
Name:	Debra Ginsberg
Title:

Signature:	/s/ Debra Ginsberg
Name:	Robert Gintel Revocable Trust
Title:	Trustee

Exhibit 1

JOINT FILING AGREEMENT

This agreement is made pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referred to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Section 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13D or Schedule 13G, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Debra Ginsberg	Robert Gintel Revocable Trust
By: /s/ Debra Ginsberg	By: /s/ Debra Ginsberg
Name: Debra Ginsberg	Name: Debra Ginsberg
Title: Sole Trustee